

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2019

Emmanuel Tsoupanarias
Chief Executive Officer
Manhattan Scientifics, Inc.
244 Fifth Ave, Suite 2341
New York, New York, 10001

  Re: **Manhattan Scientifics, Inc.**
     Amendment No. 1 to Form 8-K
     Exhibit Nos. 10.1, 10.2, 10.3 and 10.4
     Filed May 8, 2019
     File No. 000-28411

Dear Mr. Tsoupanarias:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

        Sincerely,

        Division of Corporation Finance